SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
                                (Final Amendment)
                               (Amendment No. 7)*

                         Manchester Technologies, Inc.
                         ------------------------------
                                (Name of Issuer)

                        Common Stock, par value $.01 per share
                        --------------------------------------
                         (Title of Class of Securities)

                                  562398 10 7
                                 --------------
                                 (CUSIP Number)

                               Barry R. Steinberg
                               261 Mill Hill Road
                             Pine Plains, NY 12567
                                 (518) 398-6341
                                 --------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 August 1, 2005
                                 --------------
            (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                               (Page 1 of 4 Pages)

                                  SCHEDULE 13D
CUSIP No. 562398 10 7                                               Page 2 of 4
_______________________________________________________________________________
     NAMES OF  REPORTING  PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)
1
     Barry R. Steinberg
_______________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [  ]
                                                                       (b) [  ]
_______________________________________________________________________________
3    SEC USE ONLY
_______________________________________________________________________________
     SOURCE OF FUNDS*
4
     Not applicable.
_______________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) or 2(e)                          [ ]
_______________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
_______________________________________________________________________________
NUMBER OF       7    SOLE VOTING POWER

SHARES               0
                _______________________________________________________________
BENEFICIALLY    8    SHARED VOTING POWER

OWNED BY             None
                _______________________________________________________________
EACH            9    SOLE DISPOSITIVE POWER

REPORTING            0
                _______________________________________________________________
PERSON          10   SHARED DISPOSITIVE POWER

WITH                 None
_______________________________________________________________________________
     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
     0
_______________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
_______________________________________________________________________________
     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
     0%
_______________________________________________________________________________
     TYPE OF REPORTING PERSON
14
     IN
_______________________________________________________________________________

                                  SCHEDULE 13D
CUSIP No. 562398 10 7                                               Page 3 of 4


     This statement constitutes Amendment No. 7 ("Amendment No. 7"), and constitutes the final amendment to the Statement on Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission by Barry R. Steinberg (the "Reporting Person") in connection with the ownership of shares of Common Stock, $.01 par value (the "Common Stock"), of Manchester Technologies, Inc., a New York corporation (the "Company"). The principal executive offices of the Company are located at 50 Marcus Boulevard, Hauppauge, NY 11788.

     In accordance with Exchange Act Rule 13d-2, this Amendment No. 7 amends and supplements only information that has materially changed since the April 20, 2005 filing by the Reporting Person of the Amendment No. 6 to Schedule 13D.

     The Schedule 13D is hereby amended as follows:

Item 4.  Purpose of Transaction.

     The following Item 4 of Schedule 13D is hereby amended and supplemented by adding the following:

     On August 1, 2005, the Company and CICE Acquisition Company ("Merger Sub") consummated the merger (the "Merger") of Merger Sub with and into the Company as contemplated by the Agreement and Plan of Merger (the "Merger Agreement") dated as of April 17, 2005, between Electrograph Holdings, Inc., Merger Sub and the Company. As a result of the Merger, all of the shares of Common Stock held by the Reporting Person were converted into the right to receive $6.40 per share and the Reporting Person ceased to own beneficially any shares of Common Stock.

                                  SCHEDULE 13D
CUSIP No. 562398 10 7                                               Page 4 of 4


                                   Signatures
                                   ----------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                               /s/ Barry R. Steinberg
                                               ---------------------------
                                               Barry R. Steinberg

Dated: August 2, 2005